Exhibit 11
                                CAM Designs Inc.
                        Calculation of Earnings Per Share

                                                                           $

EPS Calculation for period June 1, 1999 to February 29, 2000

Total loss as per unaudited interim financial statements                (61,838)

Net loss per share based on weighted average number of shares             (0.01)


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